Rec'd 7/9/02

UF 7-17-02

02023584

[UNITED STA]TES
[SECURITIES AND EXCHA]NGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 23684

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
James Baker & Associates, LP

RECD S.E.C.
JUL 0 9 2002
535

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4601 Northwest Expressway, Ste. 2000
(No. and Street)

Oklahoma City | OK | 73118-1426
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen, LP
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 9 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UF 7-18-02

ANDERSEN

Report of Independent Public Accountants

To the Board of Directors of
James Baker & Associates, A Limited Partnership:

We have audited the accompanying statement of financial condition of James Baker & Associates, A Limited Partnership (the Partnership) as of December 31, 2001, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James Baker & Associates, A Limited Partnership at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Oklahoma City, Oklahoma,
January 29, 2002

JAMES BAKER & ASSOCIATES, A LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 799,909
Securities and cash segregated under Federal and other regulations	248,626
Securities owned at market	12,723,292
Receivable from customers	9,583,338
Receivable from brokers and dealers	266,249
Total current assets	23,621,414
PROPERTY AND EQUIPMENT, less accumulated depreciation of $1,311,383	368,812
CASH SURRENDER VALUE OF LIFE INSURANCE POLICIES	640,442
PREPAID EXPENSES AND OTHER ASSETS	425,589
Total assets	$25,056,257
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES:	
Payable to clearing agent	$10,945,548
Payable to customers	221,915
Payable to brokers and dealers	4,880,219
Accrued liabilities	1,905,273
Total liabilities	17,952,955
PARTNERS' CAPITAL:	
General Partner	3,697,177
Limited Partners	3,406,125
Total Partners' capital	7,103,302
Total liabilities and Partners' capital	$25,056,257

The accompanying notes are an integral part of this financial statement.

JAMES BAKER & ASSOCIATES, A LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

James Baker & Associates, A Limited Partnership ("the "Partnership") is registered under the Securities Exchange Act of 1934 (the "Act") as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community banks located in approximately 34 states. The Partnership engages in consulting and investment advisory functions in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. ("JBG"), and Class A and Class B limited partners. The Class A limited partners, which hold a voting interest in the Partnership, is comprised solely of The Baker Group, Inc. ("TBG"). The Class B Limited Partners have nonvoting interests and are issued in three series, the Class B Series I Interests, the Class B Series II Interests, and the Class B Series III Interests. The Class B Series I Partners may be comprised of state banking associations and the Class B Series II and III Partners are individuals, some of whom also own JBG and TBG. Capital contributions by partners are made on a discretionary basis. Any dilution, as a result of these discretionary contributions, may be avoided at the option of the diluted partner(s), through additional contributions.

Net income of the Partnership is allocated as follows:

- Class A Limited Partner Interests receive the sum of an amount equal to the Federal long-term rate, as defined, multiplied by its weighted average balance of each capital contribution account;

- Class B Series I Interests receive an amount equal to the Federal short-term rate multiplied by the applicable weighted average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from each state banking association's member;

- Class B Series II Interests receive an amount equal to 10% multiplied by the average daily capital balance of the Class B Limited Partners (for the year ending December 31, 2001, there were no Class B Series II Limited Partners);

- Class B Series III Interests receive an amount at the discretion of the general partner; and

- Thereafter to the general partner.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act as no such liabilities existed at December 31, 2001, or during the year then ended.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of financial reporting, the Partnership considers all cash and marketable securities with an original maturity of less than three months to be cash and cash equivalents.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at market value with the resulting difference between cost and market included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors. Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur. As of December 31, 2001, securities owned consisted of U.S. Agency and mortgage backed securities with a balance of $11,520,925 and state and municipal securities with a balance of $1,202,367.

Public Finance, Commissions and Investment Advisory Fees

These amounts are earned in accordance with contract terms or as trades are executed. Revenue is recognized as earned.

Depreciation

Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Partnership is not a taxable entity and the results of its operations are includable in the individual tax returns of its partners. Accordingly, income taxes are not reflected in the accompanying financial statements.

Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It required that the Partnership recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133. SFAS No. 137 deferred the effective date of SFAS No. 133 for one year. The Partnership adopted SFAS No. 133 on January 1, 2001, as required. Adoption of SFAS No. 133 had no affect on the Partnership's financial condition or results of operations.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 replaces SFAS No. 125. It revised the standards for accounting for securitizations and other transfers of financial assets and collateral and required certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. Adoption of SFAS No. 140 had no affect on the Partnership's financial condition or results of operations.

2. SECURITIES AND CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Qualified securities and cash with a market value of $248,626 as of December 31, 2001, are segregated in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 under the Act.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS:

Accounts receivable from and payable to customers include amounts due on security transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

4. NET CAPITAL REQUIREMENTS:

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising form customer transactions, as defined. At December 31, 2001, the Partnership had net capital of $5,675,233, which was 123% of aggregate debit balances and $5,425,233 in excess of required net capital.

5. RELATED PARTY TRANSACTIONS:

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership including, but not limited to, compensation and benefits, rent and certain general and administrative expenses. The expenses paid by the general partner totaled $6,808,328 for the year ended December 31, 2001, and are not included in the Partnership's financial statements. Additionally, during 2001, the general partner made contributions of furniture and equipment at its cost, which approximates fair value of $112,871.

6. FAIR VALUE OF DISCLOSURES OF FINANCIAL INSTRUMENTS:

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Partnership using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. At December 31, 2001, the carrying amount of all financial instruments as reflected on the statement of financial condition was the same as their estimated fair value.

For cash and cash equivalents, securities segregated under federal and other regulations, receivable from brokers and dealers, payable to clearing agent and payable to customers, the carrying amount is a reasonable estimate of fair value as such amounts are payable or receivable on demand or generally within five days.

For securities owned, fair value is estimated based on the closing price for listed securities at December 31, 2001, or at the appropriate closing bid or asked prices, in accordance with management's established procedures.

The fair value estimates are based on pertinent information available to management as of December 31, 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been significantly revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

7. COMMITMENTS AND CONTINGENCIES:

The Partnership has an open line of credit with The Bank of New York (the "Clearing Agent"), which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by such securities on a settlement date basis, which are pledged to secure the line of credit. Cash advances made by the Clearing Agent in excess of cash balances maintained by the Partnership at the Clearing Agent bear interest at the Federal Funds rate plus 75 basis points (2.50% at December 31, 2001) and are payable on demand. There were interest-bearing advances of $8,722,227 at December 31, 2001, collateralized by securities with a market value of $14,646,519.

The Partnership is subject to market and credit risk in connection with security transactions. The Partnership is therefore exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.